Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202 636-5508	E-mail Address debra.sutter@stblaw.com

July 31, 2025

VIA EDGAR

Andrea Ottomanelli Magovern

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin Lexington Private Markets Fund
File Nos. 811-23930; 333-289049

Dear Ms. Magovern:

On behalf of Franklin Lexington Private Markets Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission responses to Staff comments received by the undersigned from the Staff on July 30, 2025 regarding explanatory disclosure related to the Fund’s policy implemented pursuant to Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”) to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Assets for purposes of the Names Rule (its “80% policy”), that was included in the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the 1940 Act filed on July 29, 2025. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Staff Comment: Please confirm unfunded commitments are intrinsically part of the Fund’s investments in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a Private Asset. Please also confirm that assets the Fund will count towards its 80% policy will be assets intended to support its unfunded commitments consistent with the concept of such assets under the 1940 Act, including Rule 18f-4.

Response: The Fund confirms that unfunded commitments are intrinsically part of the Fund’s investments in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a Private Asset. The Fund’s investments in Secondary Funds and Co-Investments often include an unfunded portion where the Fund commits to invest equity in a Private Asset in the future, as will the Fund’s investments in Primary Funds. The Fund notes that certain investments may be entirely unfunded at the time of commitment. The Fund confirms that holding a portion of its assets in money market funds and other cash items allows the Fund to better manage the volatility of its portfolio to meet its unfunded commitment obligations. As a result, making unfunded commitments to invest in Private Assets is an essential part of the Fund’s investment strategy.

The Fund further confirms that it will count towards its 80% policy assets intended to support its unfunded commitments consistent with the concept of such assets under the 1940 Act, including Rule 18f-4. Although the Fund may invest a significant portion of its assets in money market funds and other cash items from time to time for purposes of covering its unfunded commitment obligations, the Fund’s returns will primarily be driven by its investments in Private Assets. The Fund believes that the Fund’s disclosure regarding its 80% policy is consistent with the expectations of investors in a fund that primarily invests in Secondary Funds, Primary Funds and Co-Investments, and will minimize portfolio disruption and unnecessary costs.

*   *   *   *   *   *

Please call me (202)-636-5508 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Debra Sutter, Esq.

cc:	Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP

2